SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 26, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated February 26, 2007 “Cash offer to acquire Tandberg Television”

Press release February 26, 2007

Ericsson announces cash offer to acquire Tandberg Television

This announcement and the information contained herein are restricted and are not for release, publication or distribution, in whole or in part, in or into the USA, Canada, Australia or Japan.

Ericsson (NASDAQ:ERIC) today announces a voluntary public cash offer to acquire Tandberg Television (OSE:TAT) for NOK 106 in cash per share (the “Cash Offer”), or an aggregate price of approximately SEK 9.8 billion. The Cash Offer represents a premium of 18.2 percent to Tandberg’s 90-day volume weighted average stock price. The Cash Offer also represents a premium of 10.4 percent or NOK 10 per share to the proposed mixed cash/share offer announced January 15, 2007 by Arris.

•	Ericsson offers NOK 106 per share in cash

•	A total consideration of SEK 8.9 b. after deduction of net cash

•

Ericsson has acquired 11.7% of the outstanding shares in Tandberg Television and entered into agreements for irrevocable acceptances for the Cash Offer in respect of further approximately 13% of Tandberg Television’s outstanding shares

•	EPS accretive from 2007, excl. possible depreciation of intangibles

•	Significant step toward world leadership position in IPTV

•	Expands Ericsson’s customer base to include cable and satellite operators as well as broadcasters

Carl-Henric Svanberg, president and CEO, Ericsson, says: “IPTV for cable and telecom operators is the biggest networked multimedia opportunity going forward. Ericsson and Tandberg Television is a strong combination with a unique ability to offer complete IPTV solutions. Tandberg’s leading TV technology and customer base and our global presence and strong position in IP networks and IMS, will create a leading player in networked media solutions for telecom, cable and satellite operators as well as media companies.”

A large part of the expected traffic growth in the world’s mobile and fixed networks is expected to be generated by TV services. Tandberg is a world-leader in video head-end, encoding and compression technology critical to maximize picture quality while minimizing bandwidth in video applications. This technology is a key part of IPTV solutions. Tandberg is particularly strong in MPEG-4 which is critical for cost effective delivery of High Definition TV. In addition, Tandberg offers on-demand and interactive video solutions.

IPTV is key in multimedia offerings from telecom operators as well as cable and satellite operators. Today the majority of digital TV network investments are made by cable operators while telecom operators are quickly increasing their investments from a lower level.

With the majority of sales in cable/satellite and the growing telecom business, Tandberg has built a premiere customer base with customers in more than 100 countries. The company has over 200 patents granted. The European and North American operations are headquartered in Southampton, UK and Atlanta, US.

Tandberg Television employs 870 people, including more than 370 video and software engineers. Tandberg’s revenues in 2006 were USD 350 million with a growth of 21%. EBITDA reached 21% in 2006. Since 1997, Tandberg Television has been listed on the Oslo Stock Exchange, Norway.

Upon completion of this transaction, Tandberg Television will become a wholly owned subsidiary of Ericsson. In combination with Ericsson’s existing products the combined companies will be uniquely positioned in offering complete IPTV solutions.

The acquisition offers time and revenue synergies from cross-selling and is expected to be accretive from 2007, excluding depreciation of acquired intangibles.

The acquisition will be conducted by means of a public voluntary cash offer for all of the 80,529,876 outstanding shares in Tandberg Television, which values all the outstanding shares to NOK 8.5 b.

The Cash Offer is subject to the satisfaction of all the conditions set out below:

1. Receipt of acceptances for more than 90 percent of the shares and votes outstanding;

2. That all necessary approvals and clearances from authorities have been obtained on terms acceptable to Ericsson;

3. That prior to completion of the Cash Offer there are no actions, changes, events, violations, circumstance, information or effects that are or are reasonably expected to become, materially adverse to the value, business, assets (including intangible assets), liabilities, capitalization, financial conditions or results or operations of the company or the company if controlled by Ericsson (“Material Adverse Change”), nor that the acquisition of or value of the shares in Tandberg Television is rendered partially or wholly impossible or significantly changed or impended as a result of legislation, regulation, change of control, any decision of court or public authority, or other comparable measures, including actions by Tandberg Television or any third party actions, beyond Ericsson’s control.

Ericsson reserves the right, in its sole discretion, at any time to waive in whole or in part, one or more of the conditions to the Cash Offer and with respect to the condition (1) above, to complete the Cash Offer at lower level of acceptance.

An offer document regarding the Cash Offer is expected to be published this week. Completion of the Cash Offer is subject to the satisfaction of the conditions set out above and is expected before the end of Q2 2007.

Ericsson has acquired 9,399,150 shares representing 11.7 percent of all shares outstanding in Tandberg Television. Furthermore, holders of approximately 13 percent of the outstanding shares and votes of Tandberg Television have irrevocably agreed to tender their shares in the Cash Offer.

SEB Enskilda acts as Ericsson’s sole financial advisor in the transaction.

NOTES TO EDITORS:

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at noon (CET), February 26.

Live webcasts of the press conference as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone:, +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

Ericsson Investor Relations, North America

Phone: +1 212 843 8435

E-mail: investor.relations@ericsson.com

The Cash Offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Tandberg Television.

Restrictions

The Cash Offer will not be made in any jurisdiction in which the making of the Cash Offer would not be in compliance with the laws of such jurisdiction.

Forward Looking Statement

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Ericsson’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the Cash Offer set forth will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Tandberg Television into Ericsson’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Tandberg Television and adverse reactions to the proposed transaction by customers, suppliers and strategic partners. Tandberg Television and Ericsson are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date:February 26, 2007